UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): **October 21, 2009**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware   **0-17122**   **57-0866076**

State or other jurisdiction of incorporation   Commission File Number   I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

In the press release dated October 21, 2009, First Financial Holdings, Inc. updated and replaced a press release dated October 8, 2009 announcing the company will host a conference call on Tuesday, October 27, 2009 at the updated time of 2:00 p.m. E.D.T. to discuss its fourth quarter and year-end financial results.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1) Press release of First Financial Holdings, Inc. dated October 21, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall

R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: October 21, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of First Financial Holdings, Inc. dated October 21, 2009.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS NEWS NEWS NEWS NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations
And Corporate Secretary
(843) 529-5931 / (843) 729-7005

UPDATING and REPLACING –FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES FOURTH QUARTER EARNINGS CONFERENCE CALL

Charleston, South Carolina (October 21, 2009) - In a press release issued by First Financial Holdings, Inc. (Nasdaq:FFCH) on October 8, under the same headline, please note that the time for the conference call has been changed to 2:00 p.m. Eastern Daylight Saving Time from 6:00 p.m. Eastern Daylight Saving Time. The updated release follows:

First Financial Holdings, Inc. (NASDAQ GSM: FFCH) announced today that the company will host a conference call for institutional investors and bank analysts on Tuesday, October 27, 2009 at 2:00 p.m. Eastern Daylight Saving Time to discuss its financial results. The conference call will coincide with the news release announcing fiscal fourth quarter and year end earnings which will be distributed prior to the market open on Tuesday, October 27, 2009.

A live webcast of the presentation will be available at www.firstfinancialholdings.com. Additionally, the webcast will be recorded and available until January 31, 2010.

First Financial is the thrift holding company of First Federal Savings and Loan Association of Charleston. The Association offers banking and trust services through 65 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender counties in coastal North Carolina. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.